GENCO PROFITS AND PRODUCTION REACH NEW HIGHS

May 1, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce the financial results for the financial year ended December 31, 2005.  Genco (the Company) had another very successful year reporting a profit from its expanding silver mining operations of $2,582,409 and net income of $719,078.  The Company remains one of the few junior silver producers that deliver positive net income for its shareholders.

The following table contains selected highlights from the Company’s consolidated statement of cash flows and consolidate balance sheet for the last three completed financial years.

	December 31,	December 31,	July 31,
	2005	2004*	2004
	$	$	$
Total revenue	7,187,026	1,920,198	3,723,638
Operating profit	2,582,409	489,152	370,023
General & administrative costs	(1,363,629)	(672,308)	(1,068,742)
Income (loss) before other items	1,218,780	(183,156)	(698,719)
Other income (expense)	(499,702)	(209,876)	(273,217)
Net income (loss)	719,078	(393,032)	(971,936)
Net Income (loss) per-share	0.03	(0.02)	(0.05)

Total Assets	14,905,482	11,534,416	10,970,848

* In 2004, Genco changed its fiscal year end from July 31 to December 31 and as a result reported a one time five month transition year ended December 31, 2004.

Genco Resources’ profit growth was driven by lower costs from improved mining methods at the Company’s mines, higher mined grades and strong prices for silver and gold.  The following table highlights production achievements during the past three fiscal years.

	2005	Transition Year	2004
Tonnes milled	45,924	17,821	41,084
Silver equivalent ounces	919,510	245,859	478,966
Silver ounces	438,232	111,175	305,576
Gold ounces	8,047	2,216	2,650
Silver equivalent grade (gpt)	658	511	447
Average realized silver price US$	7.36	6.98	6.01
Average realized gold price US$	440.19	424.26	393.25
Gold$/Silver$ equivalency factor	59.81	60.78	65.43

Management’s commitment to controlling costs in a difficult inflationary environment has been critical to delivering profits.  The table below summarizes the Company’s mining costs in US dollars for the past three financial years on a cost per silver equivalent ounce basis.

	2005	Transition Year	2004
Cash operating cost (US $)	4.76	5.73	7.34
Total cash cost (US $)	5.03	6.02	7.61
Total production cost (US $)	5.62	6.50	8.00

With planned production increases in 2006, record prices for precious metals, and mining properties which exhibit exceptional upside potential, Genco is well positioned to deliver profits and shareholder value.

See attached balance sheet and income statement for more information. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.